Axos Financial, Inc.
Investor Presentation

January 29, 2025

NYSE: AX

Safe Harbor



This presentation contains forward-looking statements that involve risks and uncertainties, including without limitation statements relating to Axos Financial, Inc.'s ("Axos") financial prospects and other projections of its performance and asset quality, Axos' deposit balances and capital ratios, Axos' ability to continue to grow profitably and increase its business, Axos' ability to continue to diversify its lending and deposit franchises, the anticipated timing and financial performance of other offerings, initiatives, and acquisitions, expectations of the environment in which Axos operates and projections of future performance. These forward-looking statements are made on the basis of the views and assumptions of management regarding future events and performance as of the date of this presentation. Actual results and the timing of events could differ materially from those expressed or implied in such forward-looking statements as a result of risks and uncertainties, including without limitation Axos' ability to successfully integrate acquisitions and realize the anticipated benefits of the transactions, changes in the interest rate environment, monetary policy, inflation, government regulation, general economic conditions, changes in the competitive marketplace, conditions in the real estate markets in which we operate, risks associated with credit quality, our ability to attract and retain deposits and access other sources of liquidity, and the outcome and effects of litigation and other factors beyond our control. These and other risks and uncertainties detailed in Axos' periodic reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, Form 10-Q for the quarter ended December 31, 2024 and its last earnings press release, could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Axos undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All written and oral forward-looking statements made in connection with this presentation, which are attributable to us or persons acting on Axos' behalf are expressly qualified in their entirety by the foregoing information.



Axos Financial's Three Divisions Provide the Foundation for Sustained Long-term Growth





Investment Thesis

> Diverse mix of assets, deposits, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Asset-based lending at low loan-to-values has resulted in low historical credit losses

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> New business initiatives generate incremental growth

> Direct-to-consumer and securities clearing and custody businesses provide differentiated sources of growth

> Technology synergies among divisions reduce overall client acquisition and servicing costs

Axos is a Top Performer Versus Bank Peer Group



	Axos Bank	Peer Group[1]	Percentile
ROAA	1.71%	0.54%	93%
Return on Equity	17.12%	5.24%	93%
NIE/Avg Assets	2.01%	2.36%	28%
Net Interest Income	4.56%	2.53%	96%
Efficiency Ratio	43.05%	77.00%	6%

The 93% on ROE means that the Bank outperformed 93% of all banks. The 6% efficiency ratio ranking means that only 6% of banks have lower expenses in comparison to their revenues.

Source: Uniform Bank Performance Report (UBPR) as of September 30, 2024; data retrieved January 28, 2025.
Note 1: Peer group is all savings banks with assets greater than $1 billion for quarter ended September 30, 2024.

Consolidated Fiscal Second Quarter 2025 Highlights Compared with Fiscal Second Quarter 2024



Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 16.97%
Return on Assets = 1.74%

*Excluding the one-time gain and the provision for credit losses associated with the FDIC Loan Purchase in the prior year quarter, net income and diluted EPS increased by 16% and 15%, respectively

Diluted EPS and Book Value Per Share Have Been Consistently Strong



Diluted EPS (FY)



$ Per Share

25.3% CAGR

2019	2020	2021	2022	2023	2024
2.48	2.98	3.56	3.97	5.07	7.66

Book Value Per Share (FY)



$ Per Share

18.2% CAGR

2019	2020	2021	2022	2023	2024
17.47	20.56	23.62	27.48	32.53	40.26

Expanding Net Interest Margin Through a Variety of Interest Rate Cycles[1]



Rising Net Interest Margin

NIM values:
- 2020: 3.83%
- 2021: 3.92%
- 2022: 4.13%
- 2023: 4.35%
- 2024: 4.62%
- Q2 2025: 4.83%

Effective Fed Funds Rate values:
- 2020: 0.08%
- 2021: 0.08%
- 2022: 0.26%
- 2023: 5.08%
- 2024: 5.33%
- Q2 2025: 4.33%

Legend: ▬ NIM   ▬ Effective Fed Funds Rate

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020. NIM excludes impact of HRB.



Loans

- Of the fixed and hybrid rate loan balances in our portfolio at December 31, 2024, 63% will reprice within 3 years and 91% will reprice within 5 years.



Deposits

Non-Time Deposits by Interest Rate

(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 5,660,838
2% ~ 4%	$ 10,471,203
4% ~ 6%	$ 2,932,396
	$ 19,064,437

- $3 billion of deposits that adjust with the Federal Funds rate

- Deposit rate optionality enhanced by $450 million of off-balance sheet deposits from Axos Securities

Loan Growth by Category



	Q2 FY25	Q1 FY25	Inc (Dec)
	$ Millions		
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$ 3,641	$ 3,807	$ (166)
SF Warehouse Lending	509	345	164
Multifamily & Commercial Mortgage			
Multifamily	2,148	2,363	(215)
Small Balance Commercial	1,283	1,284	(1)
Commercial Real Estate			
CRE Specialty	5,301	5,378	(77)
Lender Finance RE	914	878	36
Commercial & Industrial Non-RE			
Lender Finance Non-RE	2,492	2,331	161
Asset-Based and Cash Flow Lending	2,041	1,968	73
Capital Call Facilities	1,277	1,056	221
Auto & Consumer			
Auto	375	373	2
Unsecured/OD	44	42	2
Other	1	1	—
	$ 20,026	$ 19,826	$ 200

Loans

Holistic Credit Risk Management



What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans

Example of Credit Tools

> **Board of Directors**

> **Annual Strategic Plan**

> **Corporate Governance**

> **Policies & Approval Authorities**

- ncino
- CoStar GROUP
- RIMS exactbid
- iRisk
- LERETA
- REIS
- Microsoft SQL Server
- iRisk
- LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

10

Annualized Charge-offs[1] to Average Loans Outstanding

Strong Credit Performance Exhibited through Low Charge-off Ratios





Chart: Annualized Charge-offs to Average Loans Outstanding

Fiscal Year	With HRB	Without HRB
FY20	0.23	0.08
FY21	0.12	0.07
FY22		0.02
FY23		0.04
FY24		0.05

Legend: ■ With HRB ■ Without HRB

Note 1: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



($ in millions)

	September 30, 2024 ACL + UCL	Gross Charge-offs	Gross Recoveries	Provision for Credit Losses	December 31, 2024 ACL + UCL
UCL	12.7			0.5	13.2
ACL	263.9	5.8	0.8	11.7	270.6

Legend: ■ ACL ■ UCL

Allowance for Credit Losses (ACL) by Loan Category
as of December 31, 2024



	$ Millions		
	Loan Balance	**ACL $**	**ACL %[1]**
Single Family Mortgage & Warehouse	$ 4,150	16	0.4 %
Multifamily & Commercial Mortgage	3,431	56	1.6 %
Commercial Real Estate	6,215	102	1.6 %
Commercial & Industrial Non-RE	5,810	84	1.4 %
Auto & Consumer	420	12	2.9 %
	$ 20,026	270	1.3 %

Loans

Note 1: ACL % is based on gross unpaid principal balance

Commercial Real Estate Specialty[1] Detail
as of December 31, 2024



Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Accrual Loans (mm)
Multifamily	$ 1,616	41 % $	11
SFR	1,167	33	15
Hotel	951	42	—
Industrial	647	52	—
Other	461	40	15
Office	285	29	19
Retail	174	41	—
Total	**$ 5,301**	**40 % $**	**60**



LTV Distribution

- 74% ≤ 50%
- 19% > 50% to 65%
- 7% > 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.

Commercial Real Estate Specialty[1] Detail
as of December 31, 2024



71% of total Commercial Real Estate Specialty balance at December 31, 2024 is indirect note structures where Axos has first payment priority; these loans carry a weighted-average LTV of 40%.

Loan Type	Balance (mm)	Weighted Avg. LTV
Construction	$ 2,176	35 %
Bridge	1,923	43
Stabilized	942	46
Pre-development	260	39
Total $	5,301	40 %

Note 1: Includes Commercial Real Estate Specialty loan portfolio only

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



› Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› Full service digital banking, wealth management, and securities trading

› HOA and property management
› Business management and entertainment
› Title and escrow companies
› 1031 exchange firms

› White-label banking

Fiduciary Services $1.1B

Consumer Direct $11.9B

Specialty Deposits $1.7B

Distribution Partners $0.4B

Diversified Deposit Gathering Business Lines

Axos Securities $0.9B[1]

Small Business Banking $0.4B

Commercial & Treasury Management $3.5B

› Broker-dealer client cash
› Broker-dealer reserve accounts

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

Deposit balances as of December 31, 2024
Note 1: Excludes approximately $450 million of off-balance sheet deposits

16

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits



June 30, 2013

Total Deposits = $2.1 billion



Checking and other demand deposits 19%

Time deposits 50%

Savings 31%

December 31, 2024

Total Deposits = $19.9 billion



Time deposits 4%

Checking and other demand deposits 31%

Savings 65%

Checking/Demand Growth (6/2013 - 12/2024) = 1451%
Savings Growth (6/2013 - 12/2024) = 1921%

Customer Base and Deposit Volume is Well Distributed Throughout the United States



Number of Accounts

- 1
- 1,000
- 2,000
- 3,000
- 3,607

Average Balance
$0 — $250,000

Axos Deposits Have National Reach With Customers in Every State

Non-Interest Income Growth and Diversification



Year Ended
June 30, 2019

Total Non-Interest Income = $82.9 million



- ■ Prepayment Penalty Fees
- ■ Gain on Sale
- ■ Mortgage Banking and Servicing Rights
- ■ Broker-Dealer Fees
- ■ Banking and Service Fees

Three Months Ended
December 31, 2024

Total Non-Interest Income = $111.2 million[1,2]



- ■ Broker-dealer fee income
- ■ Advisory fee income
- ■ Banking and service fees
- ■ Prepayment penalty fee income

Securities Segment Fee Income[3] (6/2019 – 12/2024) = 548%

Note 1: Represents annualized quarterly December 31, 2024 data
Note 2: Total for three months ended December 31, 2024 includes $(1.8) million in mortgage banking and servicing rights income; pie chart excludes this amount
Note 3: Includes advisory fee income from AAS business, which was acquired August 2, 2021

Axos Clearing and Custody Highlights



> - Leadership team with more than 100 years combined industry experience.
> - Proprietary front- and back-end technologies for advisors and broker-dealers.
> - Axos Advisor Services is the 6th largest RIA custodian in the U.S.
> - More than $35 billion in Clearing Services client assets under custody and/or administration.

Three Months Ended December 31, 2024



Custody	$	7,982,253
Clearing Fees & Execution		6,030,336
Cash Sorting		14,476,210
Margin Lending		4,064,151
Securities Lending		2,026,493
Net Interest Income		1,168,522
Net Revenues	$	35,747,965

Three Months Ended June 30, 2019



Custody	$	—
Clearing Fees & Execution		5,442,487
Cash Sorting		2,198,140
Margin Lending		3,040,793
Securities Lending		880,751
Net Interest Income		(30,406)
Net Revenues	$	11,531,765



Liberty Provides a Comprehensive Turnkey Platform



Performance Reporting · Unified Managed Accounts · Easy Rebalancing · Fee Billing · Automatic Reconciliation · Tax Management Tools · Customer Relationship Management · eSignature · Simplified Account Opening · Proposal Generation

Serving 213 RIAs[1]
($1M+ AUC)

~$28B Assets Under Custody



TAMPs

58% of Total AUC

Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor



Traditional RIAs

40% of Total AUC

Gathers and manages assets, works directly with investor

Small RIAs

2% of Total AUC

Advisors with <$25M in AUC

Data as of December 31, 2024
Note 1: 247 total advisors on Liberty platform; advisors with <$1M AUC comprise <$10M in total assets; there are 9 non-AAS RIAs not on Liberty at Axos Clearing

21

Secular Industry Trends Provide Opportunities for Axos



Fee Compression for Active and Passive Investment Managers

> RIAs need to reduce costs and streamline back-office ops
> Automation frees up time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

> Axos to provide bundled securities clearing, custody and banking services
> Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population is Driving Consolidation and Succession Planning

> Axos to provide succession-based and M&A financing to RIAs and IBDs
> Nationwide footprint and industry focus are competitive advantages

Digitization of Wealth Management

> Axos offers direct-to-consumer self-directed trading and robo-advisory solutions; will offer private label robo-advisory solutions to independent RIAs

Axos Clearing Long-Term Revenue and Expense Synergies



Revenue Synergies

Axos Securities:

› Margin Loans
› Securities Lending
› Fixed Income Trading
› Order Flow
› White-label Robo-Advisor

Axos Consumer Banking:

› White-label Banking
› Auto Lending
› Mortgage Lending
› Unsecured Lending
› Marine Lending

Axos Business Banking:

› Small Business Banking
› RIA Lending



Cost Synergies

Axos Securities:

› Self-Clearing
› Regulatory/Compliance
› Client Acquisition Costs
› Customer Service
› IT Infrastructure/Dev

Axos Consumer Banking:

› Deposit Servicing Costs
› Client Acquisition Costs

Axos Business Banking:

› Client Acquisition Costs

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
› Digital Marketing	› Automated fulfillment	› Self-service	› Balance sheet
› Affinity and Distribution Partners	› Inbound call center sales	› Digital journey	› Whole loan sales options
› Data mining/target feeding direct marketing	› Outbound call center sales	› Direct banker (call center)	› Securitization
› Cross-selling	› Minimal outside sales		
	› Significant inside sales		

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Key Goals of Universal Digital Bank



Personalization
- › Increase chances of offering right product at the right time and place
- › Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
- › Automation tools assist customer support and sale of banking products such as deposits, loans, and managed investment portfolios
- › Products optimized by channel, recipient and journey
- › Self-service saves time and cost (e.g., activate and deactivate debit-card in platform, send wires via self-service)

Facilitate Partnerships
- › Easy integration of third-party features (e.g., biometrics)
- › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
- › Enable creative customer acquisition partners

Customizable Experience
- › Provide holistic, interactive and intuitive design experience
- › Integrate online experience with other channels
- › Enable clients to see their entire relationship with Axos

Cross-Sell
- › Customized product recommendations based upon analytical determination of need
- › Streamlined account opening reduces abandonment rates and increases pull-through on new products

Evolving Capabilities of the UDB Platform



UDB offers a growing set of products, capabilities and integrations

UDB 1.0	UDB 2.0	White Label UDB

Products + Features

Banking: Axos deposit products

Borrowing: Axos loan products

Investing: Managed Portfolios, Self Directed Trading

Planning: Account Aggregation, PFM, Credit Monitoring

Segments

Co-branded Wealth Management

Small Business Banking

Enablers

Personalized Offers + Content

SSO to Enrollment Portals

Universal Enrollment: Single, digital point of sale



Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com